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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of September

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date:  Sept. 1, 2005

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   FUTUREMEDIA ANNOUNCES EMPLOYEE BENEFITS PACKAGE FOR VERTEX DATA SCIENCE TO
            PROVIDE HOME COMPUTERS, BICYCLES, AND CHILDCARE VOUCHERS

    BRIGHTON, England, Sept. 1 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and managed benefits services provider, today announced an agreement with Vertex Data Science Limited, a subsidiary of United Utilities (LSE: UU) to provide an employee benefits package for home computers, bicycles and childcare vouchers to eligible employees under the UK Government's tax-friendly benefits initiative scheme.

    The number of eligible Vertex employees in the UK exceeds 6,000. While there are no guarantees regarding actual take-up rates, based on a 10 percent take-up rate this agreement would represent approximately GBP 600,000 in revenues to Futuremedia over the period of the contract.

    "Vertex is an important part of UK industry," said Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. "I am very pleased Futuremedia has been chosen to provide this valuable employee benefits package to the Vertex workforce. The provision of a comprehensive benefits package plays an important part in attracting and keeping employees, and Futuremedia continually strives to work with our clients to create a customized package to meet the specific needs of their employees."

    Julie Woosey, HR Manager-Reward at Vertex Data Science, said, "We are pleased to be able to work with Futuremedia to bring this tax-friendly benefits scheme to our employees. I know there is great interest within the company in home computers, childcare vouchers and bikes at Vertex, and I expect the scheme to be a great success."

    About Vertex
    Vertex is an international business process outsourcer, with particular expertise in customer management. A subsidiary of FTSE 100 Company United Utilities PLC, Vertex develops and implements a range of service solutions including transformational outsourcing, combining skills in consulting, technology and outsourced service provision to stimulate and facilitate business change and flexibility. Vertex works in partnership with clients in the UK commercial, financial services utility and public sectors, as well as the North American utility sector, to deliver operational and customer service excellence.

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the Vertex contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.